Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On March 2, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to certain business partners and associates of NRG.
[NRG ENERGY, INC. LETTERHEAD]
March 2, 2009
February was an eventful month for NRG and, as your opinion is very important to NRG, I wanted to keep you apprised of recent developments, including developments pertaining to Exelon’s attempts to gain control of NRG.
First, let me put Exelon’s bid into context. Simply put, NRG is performing on all fronts. In mid-February, we reported record adjusted EBITDA of $2.3 billion and record annual free cash flow of $1.2 billion. In 2008, we achieved top decile safety performance and top quartile operational reliability performance across our baseload fleet. We ended the year with $1.5 billion of cash on hand and a total liquidity of $3.4 billion, which is especially strong given that as a result of the general market dislocation our stock recently has been hovering around a market cap of just over $5 billion. Looking forward, our baseload generation is heavily contracted for the next two years meaning that we expect a 2009 financial year similar to what we achieved in 2008.
Rather than sit still in this capital constrained environment, NRG has begun to draw on its ample liquidity to reshape our business to take advantage of the extraordinary opportunities available in the marketplace. In the course of just the last seven days, NRG has announced the acquisition of development rights for three large scale (500 megawatts total) solar thermal projects using eSolar technology in California and New Mexico for approximately $10 million; the sale of our interest in a German lignite mining operation for the euro equivalent of $259 million; and the acquisition of Reliant Energy’s retail electricity operations and its 1.8 million retail, commercial and industrial customers in Texas for $287.5 million in cash.
These are three entirely separate transactions, but taken together, they put us in a position to increase our annual EBITDA by roughly $150 million/year net, and secure us a strong position to be a first mover in large scale solar power development in the United States, all for a net increase in invested capital of only $90 million. This series of transactions illustrates what NRG can achieve and the opportunities we can act upon even in the current economic environment.
Last week, after its second exchange offer extension expired, Exelon announced that 51% of NRG’s shares had been tendered into their nonbinding offer. They intend to proceed to a proxy contest through which they would seek to replace some of NRG’s Board with their own nominees in the hope and the expectation that they could force a sale of NRG to Exelon at a price that NRG’s current Board believes is inadequate. We believe the fact that roughly half of NRG stockholders tendered into Exelon’s exchange offer, an offer that is clearly and substantially dilutive on a cash flow basis to NRG stockholders, is a reflection of the extraordinarily difficult market conditions that have roiled the investment community now for several months and that have intensified over the past two weeks. It remains an open question whether Exelon will receive the same level of support in a proxy contest where the vote for new Directors will be binding and could have a real impact on the future of NRG.
We believe our stockholders share NRG’s management and Board of Directors belief in industry consolidation provided that it can be accomplished for an exchange of value that is fair to both sets of stockholders. Accordingly, we are considering various strategic arrangements and combinations.
In the meantime, we will not be deterred from building upon our track record of solid operating performance, like we achieved in 2008, and on our various value-enhancing RepoweringNRG growth initiatives in the areas of advanced nuclear, fast peakers, wind, solar, biomass and carbon capture and sequestration, among others. With the eSolar, MIBRAG and Reliant Retail transactions last week, NRG showed what it could achieve and I expect that you will be hearing more from us in the future.
Please feel free to contact me if you have any questions or concerns about the business that we are doing together.
Sincerely yours,
/s/ David Crane
David Crane
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.